Exhibit 3.140

CERTIFICATE OF AMENDMENT TO CERTIFICATE OF FORMATION

OF

W.A. PUBLICATIONS, LLC

W.A. PUBLICATIONS, LLC (hereinafter called the “company”), a limited liability company organized and existing under and by virtue of the Limited Liability Company Act of the State of Delaware, does hereby certify:

1.                                       The name of the limited liability company is W.A. PUBLICATIONS, LLC.

2.                                       The Certificate of Formation of the domestic limited liability company is hereby amended to change the name and address of the registered agent and the address of the registered office within the State of Delaware as follows:

National Registered Agents, Inc.

160 Greentree Drive, Suite 101

Dover, Delaware 19904

County of Kent

Executed on October 31, 2005.

/s/ Clifford H.R. DuPree
Clifford H.R. DuPree, Authorized Person